Balance Sheet

ActivArmor

As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
Chase Checking	43,856.26
Chase Savings	30,003.83
PayPal Bank	0.00
Savings - 5830 - 5	-41.49
Stripe/Squarespace Clearing Account	3,089.08
Transfer for Opening Balance Equity in NetSuite	0.00
USBank Checking	6,412.41
Total for Bank Accounts	**$83,320.09**
Accounts Receivable	
Accounts Receivable (A/R)	25,708.79
Total for Accounts Receivable	**$25,708.79**
Other Current Assets	
Due to/from 3DMedscan	0.00
Prepaid Expenses	1,700.00
Prepaid Insurance	3,969.89
Uncategorized Asset	-392.00
Undeposited Funds	0.00
Total for Other Current Assets	**$5,277.89**
Total for Current Assets	**$114,306.77**
Fixed Assets	
Accumulated Amortization	-4,435.00
Accumulated Depreciation	-47,726.00
Capitalized R&D	38,015.31
Equipment	48,000.00
Total for Fixed Assets	**$33,854.31**
Total for Assets	**$148,161.08**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	637.78
Total for Accounts Payable	**$637.78**
Credit Cards	
Competitors SBFS LLC	0.00
Divvy Credit Card Central Bill Parent Account (9126)	$0.00
Dave Divvy Credit Card 4157	0.00
Diana's Divvy Credit Card 5050	7,690.50
Krys's AA Credit Card 3156 (deleted)	2.18
Total for Divvy Credit Card Central Bill Parent Account (9126)	**$7,692.68**
Keybank SBA Loan	375.00
USBank Equity Line	0.00

Balance Sheet

ActivArmor

As of Dec 31, 2025

	TOTAL
Total for Credit Cards	**$8,067.68**
Other Current Liabilities	
Colorado Department of Revenue Payable	0.00
Colorado, Pueblo Payable	0.00
Out Of Scope Agency Payable	0.00
PayPal Sales Taxes	0.00
Payroll Tax Payable	
Federal Income Tax	0.00
Federal Unemployment Taxes	0.00
Medicare Taxes Payable	0.00
Social Security Payable	0.00
State Income Tax - Colorado	0.00
Total for Payroll Tax Payable	**$0.00**
Salaries and Wages Payable	0.00
Sales Tax Collected	0.00
USBank - Lines of Credit	17,873.62
Total for Other Current Liabilities	**$17,873.62**
Total for Current Liabilities	**$26,579.08**
Long-term Liabilities	
City of Pueblo Rent Abatement	-5,000.00
Colorado Loan	0.00
Deferred Comp - Dean Miller	90,016.99
EIDL Loan	44,400.00
SBF	-40.00
Total for Long-term Liabilities	**$129,376.99**
Total for Liabilities	**$155,956.07**
Equity	
Alex Romero	20,000.00
Andrew Klein	200,000.00
Ashley & Seth Martin	48,554.00
Brad & Amy Caplan	47,004.00
Brian Mulqueen	25,000.00
Common Stock	507,074.74
David Frazier	5,000.00
Diana Hall	6,200.00
Doug Wolff	50,010.00
Equity Transfer from 3D	-255,000.00
Fabric	100,000.00
Five Point Ventures LLC	35,000.00
Ishdog LLC	15,000.00
James Herron	20,000.00
Jamie Bigley & Chris Nastav	13,340.00
Jane R. Rugg	10,000.00
Jim Ortbals	27,100.00
Keith Bruns	27,100.00

Balance Sheet

ActivArmor

As of Dec 31, 2025

	TOTAL
Kings Crowd	10,000.00
Lake Cooper Investment Group	250,000.00
Laudicina Family Limited Partnership	10,000.00
Lee and Sara Coffey	50,000.00
Linda DiCasmirro	10,000.00
Mason Family LLC	100,000.00
Matthew Powers	10,000.00
Neal and Rita Ordorf	20,000.00
Opening Balance Equity	965.26
Ralph Bovard	26,003.00
Ray Perry	150,000.00
Rebecca Givens	100,000.00
Richard Strucker	25,000.00
Roby Harrington	50,000.00
Scott Bovard	100,000.00
Scott Hough	198,685.67
Start Engine	294,679.25
Vytautas Ringus	10,000.00
William Holmes	30,000.00
Retained Earnings	-2,317,548.04
Net Income	-36,962.87
Total for Equity	**-$7,794.99**
Total for Liabilities and Equity	**$148,161.08**